PRESS RELEASE

ASANKO GOLD ANNOUNCES Q3 2017 PRODUCTION RESULTS

Q3 2017 Highlights:

  Quarterly gold production of 49,293 ounces and gold sales of 50,241 ounces, on track to meet 2017 revised production guidance of 205 - 225,000 ounces

  US$63.6 million in gold revenue at an average realized price of US$1,265 per ounce

  Nkran reconciliation confirming the Mineral Resource and Reserve Estimates

  Industry-leading safety record maintained with a rolling 12 month LTIFR of 0.19

  Stable balance sheet with unaudited cash and immediately convertible working capital balances of approximately US$64.3 million (September 30, 2017)

Vancouver, British Columbia, October 19, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces production results for the third quarter of 2017 ("Q3") from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. Q3 operating and financial results will be published on November 3, 2017, conference call and webcast details below.

Commenting on the quarter Peter Breese, President and CEO, said "Overall, our quarterly production performance for Q3 was very encouraging, with positive results in a number of key areas: reconciliations confirming the Nkran resource model, management of ore losses and dilution and the plant achieving milling rates in excess of 13,500 tonnes on a per day campaign basis.

Although July and August production was impacted by the three mill motor outages, which equated to in excess of 5,000 ounces of lost gold production, the quarter still produced a very respectable 49,293 ounces. Looking ahead to the final quarter of the year, we maintain our revised guidance of 205,000 - 225,000 ounces."

Health and Safety

There were no lost time injuries ("LTI") reported during the quarter and the 12-month rolling lost time injury frequency rate ("LTIFR") per million man hours worked is 0.19.

Production

At Nkran, the deployment of blast monitoring technology to minimize ore losses and dilution has been yielding positive results. During Q3 mining operations extracted ore from multiple zones of mineralization with an average mining grade of 1.8 g/t.

At the Akwasiso satellite deposit, mining operations delivered approximately 20,000tpm of oxide ore.

At Dynamite Hill, the second satellite pit to be bought into production, site establishment commenced during the quarter in preparation of ore mining operations in Q4 2017.

The processing plant's performance during Q3 was impacted by three mill motor outages during July and August that resulted in a total of 11 days of lost milling time, which equates to in excess of 5,000 ounces of gold production. Metallurgical recoveries continued to exceed design levels at 94% with higher than design gravity recovery performance.

AGM Key Production Statistics	Units	Q1 2017	Q2 2017	Q3 2017
Total Tonnes Mined	000 t	6,637	7,506	8,519
Waste Tonnes Mined	000 t	5,620	6,458	7,339
Ore Tonnes Mined	000 t	1,017	1,048	1,180
Strip Ratio	W:O	5.5:1	6.2:1	6.2:1
Average Gold Grade Mined	g/t	1.8	1.5	1.8
Ore Treated	000 t	908	887	862
Gold Feed Grade	g/t	2.0	1.7	1.9
Gold Recovery	%	95	94	94
Gold Produced	oz	58,187	46,017	49,293

Nkran Resource & Reserve Reconciliation

The reconciliation process to measure the entire value chain from gold in the ground through to mill feed and eventual gold production against the mineral resource estimate continued during the quarter. The grade control versus the resource model reconciliation continues to be positive and the reserve to mill feed reconciliation is within 1% for the quarter.

Sales and Liquidity

Gold production for the quarter was 49,293 ounces with gold sales of 50,241 ounces at an average realized price of US$1,265 per ounce, generating gold sales revenue of US$63.6 million. At September 30, 2017 the Company's balance sheet had approximately US$60.7 million in unaudited cash, US$1.4 million in gold receivables and US$2.2 million in dore (with a market value of US$3.7 million).

Under the current debt financing agreement with RK Mine Finance ("Red Kite"), the Company's first principal repayment on its US$150 million debt facility is due on July 1, 2018. However, as previously disclosed, Asanko has the option until March 31, 2018 to extend the first principal repayment of the facility by an additional year to July 1, 2019. Asanko is currently in discussions with Red Kite regarding the possible refinancing of the debt facility to support its Project 5 Million growth plan, which includes the construction of an overland conveyor and bringing the large Esaase deposit into production.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q3 2017 Operating and Financial Results Conference Call & Webcast Details

Management will host a conference call and webcast at 9am EST on Friday, November 3, 2017 to discuss the Q3 2017 operating and financial results, which will be published on the same day:

US/Canada Toll Free:        800 954 0585
UK Toll Free:                       0800 496 1094
International:                     + 1 312 281 1210

Webcast:

Please click on the link:  https://cc.callinfo.com/r/1p4r4b25z6ku0&eom

Replay

A recorded playback will be available approximately two hours after the call until December 3, 2017:

US/Canada Toll Free:        800 558 5253
International:                     +1 416 626 4100
Passcode:                            21860092

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).